Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 29, 2018

Re:	Electromedical Technologies, Inc.

Offering Statement on Form 1-A

File No. 024-10743

Dear Ms. Long:

On behalf of Electromedical Technologies, Inc. I hereby request qualification of the above-referenced offering statement at 5pm Eastern time on January 30, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer

Electromedical Technologies, Inc.